CBD Energy Limited

Suite 2 – Level 2

53 Cross Street, Double Bay

Sydney, NSW 2028

January 30, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:	CBD Energy Limited
Registration Statement on Form 20-F
File No. 000-55134

Ladies and Gentlemen:

CBD Energy Limited (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 20-F (File No. 000-55134) (the “Registration Statement”) to 4:00 p.m., Eastern Standard Time, on Tuesday, February 4, 2014 or as soon as practicable thereafter.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CBD ENERGY LIMITED

By:	/s/ Gerard McGowan
Name: Gerard McGowan
Title: Managing Director and Executive Chairman